# CROSS TIMBERS ROYALTY TRUST



PE
12-31-02

MAY 12 2003


03058384



ANNUAL 2002 REPORT

## GLOSSARY OF TERMS

The following are definitions of significant terms used in this Annual Report:

**Bbl** Barrel (of oil)

**Bcf** Billion cubic feet (of natural gas)

**Mcf** Thousand cubic feet (of natural gas)

**MMBtu** One million British Thermal Units, a common energy measurement

**net proceeds** Gross proceeds received by XTO Energy from sale of production from the underlying properties, less applicable costs, as defined in the net profits interest conveyances

**net profits income** Net proceeds multiplied by the applicable net profits percentage of 75% or 90% and paid to the trust by XTO Energy. "Net profits income" is referred to as "royalty income" for income tax purposes.

**net profits interest** An interest in an oil and gas property measured by net profits from the sale of production, rather than a specific portion of production. The following defined net profits interests were conveyed to the trust from the underlying properties:

**90% net profits interests** – interests that entitle the trust to receive 90% of the net proceeds from the underlying properties that are royalty or overriding royalty interests in Texas, Oklahoma and New Mexico

**75% net profits interests** – interests that entitle the trust to receive 75% of the net proceeds from the underlying properties that are working interests in Texas and Oklahoma

**royalty interest** (and overriding royalty interest) A nonoperating interest in an oil and gas property that provides the owner a specified share of production without any production or development costs

**underlying properties** XTO Energy's interest in certain oil and gas properties from which the net profits interests were conveyed. The underlying properties include royalty and overriding royalty interests in producing and nonproducing properties in Texas, Oklahoma and New Mexico, and working interests in producing properties located in Texas and Oklahoma.

**working interest** An operating interest in an oil and gas property that provides the owner a specified share of production that is subject to all production and development costs

### FORWARD-LOOKING STATEMENTS

This Annual Report, including the accompanying Form 10-K, includes "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this Annual Report and Form 10-K, including, without limitation, statements regarding estimates of proved reserves, future development plans and costs, and industry and market conditions, are forward-looking statements that are subject to a number of risks and uncertainties which are detailed in Part II, Item 7 of the accompanying Form 10-K. Although XTO Energy and the trustee believe that the expectations reflected in such forward-looking statements are reasonable, neither XTO Energy nor the trustee can give any assurance that such expectations will prove to be correct.



The Trust

**Cross Timbers Royalty Trust** was created on February 12, 1991 by conveyance of 90% net profits interests in certain royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and 75% net profits interests in certain working interest properties in Texas and Oklahoma. XTO Energy Inc. owns the underlying properties from which these net profits interests were conveyed. The net profits interests are the only assets of the trust, other than cash held for trust expenses and for distribution to unitholders.

Net profits income received by the trust on the last business day of each month is calculated and paid by XTO Energy based on net proceeds received from the underlying properties in the prior month. Distributions, as calculated by the trustee, are paid to month-end unitholders of record within ten business days.

## UNITS OF BENEFICIAL INTEREST

The units of beneficial interest in the trust are listed and traded on the New York Stock Exchange under the symbol "CRT." The following are the high and low unit sales prices and total cash distributions per unit paid by the trust during each quarter of 2002 and 2001:

| | Sales Price | | Distributions |
|---|---|---|---|
| | High | Low | Per Unit |
| **2002** | | | |
| First Quarter | $ 19.50 | $ 16.90 | $ 0.300791 |
| Second Quarter | 19.40 | 15.00 | 0.287258 |
| Third Quarter | 18.03 | 14.50 | 0.415739 |
| Fourth Quarter | 20.23 | 17.00 | 0.466597 |
| | | | $ 1.470385 |
| **2001** | | | |
| First Quarter | $ 18.95 | $ 15.50 | $ 0.674817 |
| Second Quarter | 23.20 | 15.25 | 0.696495 |
| Third Quarter | 20.05 | 15.23 | 0.566440 |
| Fourth Quarter | 18.80 | 15.05 | 0.430562 |
| | | | $ 2.368314 |

At December 31, 2002, there were 6,000,000 units outstanding and approximately 175 unitholders of record; 5,667,175 of these units were held by depository institutions. As of March 3, 2003, XTO Energy owned 1,360,000 units.



## Summary

**The Trust** was created to collect and distribute monthly net profits income to unitholders. Trust net profits income is received from two major components, the 90% net profits interests and the 75% net profits interests.

*The 90% net profits interests* were conveyed from underlying royalty and overriding royalty interests in producing properties in Texas, Oklahoma and New Mexico. Most net profits income is from long-lived gas properties in the San Juan Basin of northwestern New Mexico. Because the 90% net profits interests are not subject to production or development costs, net profits income from these interests generally only varies because of changes in sales volumes or prices.

*The 75% net profits interests* were conveyed from underlying working interests in seven large, predominantly oil-producing properties in Texas and Oklahoma. Net profits income from these properties is reduced by production and development costs. If costs exceed revenues from the underlying working interest properties in either Texas or Oklahoma, the 75% net profits interests for that state will not contribute to trust net profits income until all excess costs and accrued interest have been recovered from future net proceeds of that state. However, such excess costs will not reduce net profits income from the other 75% net profits interests or from the 90% net profits interests. Because of excess costs, the Texas 75% net profits interests did not contribute to trust net profits income from February through April 2002 and January through April 2000. Such excess costs generally occur during periods of higher development activity and/or lower oil prices. For further information, see "Trustee's Discussion and Analysis – Years Ended December 31, 2002, 2001 and 2000 – Costs."

Unitholders may be eligible to receive the following tax benefits but should consult their tax advisors:

*The Nonconventional Fuel Source Tax Credit* is related to coal seam gas production through 2002 from wells drilled on the properties underlying the 90% net profits interests after December 31, 1979 and prior to January 1, 1993. Unitholders are entitled to this tax credit (also referred to as "coal seam tax credit") which may be used to reduce the unitholder's regular income tax liability, but not below his tentative minimum tax. Congress has considered extending this credit beyond the December 31, 2002 expiration date, and the creation of similar new tax credits. Unless new legislation is passed, extending this credit on existing eligible production or allowing for credits on new production, there will be no further benefit on production past the year 2002.

*Cost Depletion* is generally available to unitholders as a deduction from net profits income. Available depletion is dependent upon the unitholder's cost of units, purchase date and prior allowable depletion. It may be more beneficial for unitholders to deduct percentage depletion. Unitholders should consult their tax advisors for further information.

*As an example, a unitholder that acquired units in January 2002 and held them throughout 2002 would be entitled to a cost depletion deduction of approximately 9% of his cost. Assuming a cost of $18.00 per unit, cost depletion would completely offset 2002 taxable trust income. After considering the coal seam tax credit and assuming a 30% tax rate, the 2002 taxable equivalent return as a percentage of unit cost would be 13%. Excluding the effect of the coal seam tax credit, the taxable equivalent return was 12%. (NOTE: Because the units are a depleting asset, a portion of this return is effectively a return of capital.)*

## DISTRIBUTION SUMMARY

The following summarizes the effect of the above components on distributions per unit for the last three years:

| | 2002 | | 2001 | | 2000 | |
|---|---|---|---|---|---|---|
| | Monthly Average | Annual Total | Monthly Average | Annual Total | Monthly Average | Annual Total |
| **NET PROFITS INCOME** | | | | | | |
| 90% Net Profits Interests . . | $0.109 | $1.302 | $0.178 | $2.130 | $0.129 | $1.550 |
| 75% Net Profits Interests . . | $0.017 | $0.206 | $0.022 | $0.268 | $0.033 | $0.393 |
| Administration Expense (net of interest income) . . . | (0.003) | (0.038) | (0.003) | (0.030) | (0.002) | (0.026) |
| **TOTAL DISTRIBUTION** . . | $0.123 | $1.470 | $0.197 | $2.368 | $0.160 | $1.917 |
| Nonconventional Fuel Source Tax Credit . . . . . . . . | * | $0.082 | * | $0.107 | * | $0.120 |

* Not applicable



# To Unitholders

We are pleased to present the 2002 Annual Report of Cross Timbers Royalty Trust and Form 10-K. Both reports contain important information about the trust's net profits interests, including information provided to the trustee by XTO Energy, and should be read in conjunction with each other.

For the year ended December 31, 2002, net profits income totaled $9,049,271. After deducting trust administration expense and adding interest income, distributable income was $8,822,310, or $1.470385 per unit. Distributions for the year were lower than in 2001 primarily because of lower average gas prices.

Natural gas prices for 2002 averaged $2.79 per Mcf for sales from the underlying properties, a 45% decrease from the 2001 average price of $5.09 per Mcf. Gas sales volumes from the underlying properties for the year ended December 31, 2002 totaled 3,029,949 Mcf, or 8,301 Mcf per day, a 3% increase from 2001 production of 2,932,203 Mcf, or 8,033 Mcf per day. Gas volumes were higher primarily because of a one-time correction of the trust's interest in properties that were nonproducing at the trust's inception.

Oil sales volumes from the underlying properties during 2002 were 338,975 Bbls, or 929 Bbls per day, a 3% decrease from 2001 levels of 350,691 Bbls, or 961 Bbls per day. The average oil price decreased to $22.31 per Bbl, down 11% from the 2001 average price of $24.99.

Coal seam gas sales volumes from the underlying properties were 580,141 Mcf in 2002, or a 22% decline from 2001 coal seam gas production of 744,092 Mcf. Coal seam gas sales volumes are lower because of natural production decline and an adjustment in 2002 related to previously misclassified coal seam volumes. Excluding the effect of this adjustment, 2002 coal seam production declined by 10%. The resulting 2002 coal seam tax credit was $0.081581 per unit. This credit (or a portion thereof, if units were held less than the full year) is available to be applied against a unitholder's regular federal income tax liability, subject to certain limitations. Unitholders should consult their tax advisors regarding use of this credit.

As of December 31, 2002, proved reserves of the net profits interests were estimated by independent engineers to be 1,716,000 Bbls of oil and 31.1 Bcf of natural gas. Estimated oil reserves increased 32% from year-end 2001 to 2002 primarily because of higher year-end oil prices. Gas reserves decreased 2% from year-end 2001 to 2002 primarily because of production. All reserve information prepared by independent engineers has been provided to the trustee by XTO Energy.

Estimated future net cash flows from proved reserves of the net profits interests at December 31, 2002 are $164.1 million, or $27.35 per unit. Using an annual discount factor of 10%, the present value of estimated future net cash flows at December 31, 2002 is $80.0 million, or $13.33 per unit. Proved reserve estimates and related future net cash flows have been determined based on a year-end West Texas Intermediate posted oil price of $28.00 per barrel and a year-end average realized gas price of $4.06 per Mcf. Other guidelines used in estimating proved reserves, as prescribed by the Financial Accounting Standards Board, are described under Item 2 of the accompanying Form 10-K. The present value of estimated future net cash flows is not indicative of the market value of trust units.

As discussed in the tax instructions provided to unitholders in February 2003, trust distributions are considered portfolio income, rather than passive income. Unitholders should consult their tax advisors for further information.

Cross Timbers Royalty Trust

By: Bank of America, N.A., Trustee

By: Nancy G. Willis

Nancy G. Willis
Assistant Vice President



## The Underlying Properties

The underlying properties include over 2,900 producing properties with established production histories in Texas, Oklahoma and New Mexico. The average reserve-to-production index for the underlying properties as of December 31, 2002 is approximately 12 years. This index is calculated using total proved reserves and estimated 2003 production for the underlying properties. Based on estimated future net cash flows at year-end oil and gas prices, the proved reserves of the underlying properties are approximately 29% oil and 71% natural gas. The underlying properties also include certain nonproducing properties in Texas, Oklahoma and New Mexico that are primarily mineral interests. XTO Energy cannot significantly influence or control the operations of the underlying properties.

### *90% Net Profits Interests*

Royalty and overriding royalty properties underlying the 90% net profits interests represent 80% of the discounted future net cash flows from trust proved reserves at December 31, 2002. Approximately 87% of the discounted future net cash flows from the 90% net profits interests is from gas reserves, totaling 30.6 Bcf. Oil reserves underlying the 90% net profits interests are primarily located in West Texas and are estimated to be 645,000 Bbls at December 31, 2002.

Because the properties underlying the 90% net profits interests are royalty interests and overriding royalty interests, net profits income from these properties is not reduced by production and development costs. Additionally, net profits income from these interests cannot be reduced by any excess costs of the 75% net profits interests. The trust, therefore, should generally receive monthly net profits income from these interests, as determined by oil and gas sales volumes and prices.

Most of the trust's gas reserves are located in the San Juan Basin of northwestern New Mexico, one of the largest domestic gas fields. The San Juan Basin royalties produced approximately 72% of gas sales volumes and 50% of net profits income for 2002. As of December 31, 2002, trust proved reserves in this region are estimated to be 24.9 Bcf, or 80% of total trust gas reserves.

Approximately 20% of trust 2002 gas sales volumes were from coal seam production in the San Juan Basin. Through the year 2002, sales of production from coal seam wells drilled after December 31, 1979 and prior to January 1, 1993 qualify for a federal income tax credit under Section 29 of the Internal Revenue Code for nonconventional fuel sources. This credit for 2002 coal seam gas sales was approximately $1.10 per MMBtu or $0.081581 per unit, while the coal seam credit for 2001 was $1.08 per MMBtu or $0.107183 per unit.

Congress has considered extending this credit beyond the December 31, 2002 expiration date, and the creation of similar new tax credits. Unless new legislation is passed, extending this credit on existing eligible production or allowing for credits on new production, there will be no further benefit on production past the year 2002.

In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from 320 acres to 160 acres on a significant portion of the trust's acreage. XTO Energy Inc. has informed the trustee that it believes most operators of the related properties will pursue such increased density drilling. However, there can be no assurance that any potential development will significantly affect the trust.

Most of the trust's San Juan Basin conventional, or non-coal seam, gas is produced from the Mesaverde formation. This formation has been approved for increased density drilling, doubling the number of drill wells allowed to four per spacing unit. XTO Energy has advised the trustee that it believes operators will further develop the Mesaverde formation underlying the net profits interests, and such future development could significantly impact underlying gas sales volumes. Mesaverde drilling increased in 2002, after drilling permits were delayed in 2001 because of environmental concerns.

### *75% Net Profits Interests*

Underlying the 75% net profits interests are working interests in seven large properties in Texas and Oklahoma operated primarily by established oil companies. These properties are located in mature fields undergoing secondary or tertiary recovery operations. With its relatively minor working interest, XTO Energy generally has little influence or control over operations on any of these properties.

Proved reserves from the 75% net profits interests are almost entirely oil, estimated to be approximately 1,071,000 Bbls at year-end 2002. Based on year-end oil and gas prices, proved reserves from these interests represent 20% of the discounted future net cash flows of the trust's proved reserves at December 31, 2002.

Because these underlying properties are working interests, production and development costs are deducted in calculating net profits income from the 75% net profits interests. As a result, net profits income from these interests is affected by the level of maintenance and development activity on these underlying properties. Net profits income is also dependent upon oil and gas sales volumes and prices and is subject to reduction for any prior period excess costs.

Total 2002 development costs were $571,680, down 50% from 2001 development costs of $1,133,869. First quarter 2003 development costs totaled approximately $50,000; these costs are primarily related to fourth quarter 2002 expenditures.

As reported to XTO Energy by unit operators in February of each year, budgeted development costs were $417,000 for 2002 and $896,000 for

2001. Actual development costs often differ from amounts budgeted because of changes in product prices that may affect the timing of projects. Also, costs are deducted in the calculation of trust net profits income several months after they are incurred by the operator. Unit operators have reported total budgeted costs, net to XTO Energy's interests, of approximately $242,000 for 2003 and $236,000 for 2004.

In first quarter 2002, total excess costs and accrued interest of $67,484 were incurred on the Texas 75% net profits interests as a result of lower oil prices. There were no excess costs in 2001. For information regarding the effect of excess costs on trust net profits income, see "Trustee's Discussion and Analysis – Years Ended December 31, 2002, 2001 and 2000 – Costs."

## ESTIMATED PROVED RESERVES AND FUTURE NET CASH FLOWS

The following are proved reserves of the underlying properties and proved reserves and future net cash flows from proved reserves of the net profits interests at December 31, 2002, as estimated by independent engineers:

| (IN THOUSANDS) | UNDERLYING PROPERTIES PROVED RESERVES [A] | | NET PROFITS INTERESTS PROVED RESERVES [A][B] | | FUTURE NET CASH FLOWS FROM PROVED RESERVES [A][C] | |
|---|---|---|---|---|---|---|
| | Oil [Bbls] | Gas [Mcf] | Oil [Bbls] | Gas [Mcf] | Undiscounted | Discounted |
| **90% NET PROFITS INTERESTS** | | | | | | |
| San Juan Basin | | | | | | |
| Conventional | 64 | 23,802 | 58 | 21,422 | $ 82,006 | $ 34,837 |
| Coal Seam | - | 3,865 | | 3,478 | 10,526 | 6,914 |
| Total | 64 | 27,667 | 58 | 24,900 | 92,532 | 41,751 |
| Other New Mexico | 122 | 284 | 109 | 263 | 4,105 | 2,336 |
| Texas | 458 | 3,753 | 412 | 3,380 | 26,870 | 14,370 |
| Oklahoma | 73 | 2,330 | 66 | 2,068 | 10,342 | 5,480 |
| Total | 717 | 34,034 | 645 | 30,611 | 133,849 | 63,937 |
| **75% NET PROFITS INTERESTS** | | | | | | |
| Texas | 1,640 | 865 | 690 | 365 | 20,160 | 9,927 |
| Oklahoma | 1,300 | 398 | 381 | 116 | 10,102 | 6,127 |
| Total | 2,940 | 1,263 | 1,071 | 481 | 30,262 | 16,054 |
| **TOTAL** | 3,657 | 35,297 | 1,716 | 31,092 | $ 164,111 | $ 79,991 |

[A] Based on year-end oil and gas prices. Discounted estimated future net cash flows from proved reserves increased 82% from year-end 2001 to 2002, primarily because of a 78% increase in year-end gas prices over these periods. For further information regarding trust proved reserves, see Item 2 of the accompanying Form 10-K.

[B] Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserves. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

[C] Before income taxes since future net cash flows are not subject to taxation at the trust level.



# Trustee's Discussion and Analysis

## *Years Ended December 31, 2002, 2001 and 2000*

Net profits income for 2002 was $9,049,271, as compared with $14,389,316 for 2001 and $11,660,510 for 2000. The 37% decrease in net profits income from 2001 to 2002 was because of lower product prices. The 23% increase in net profits income from 2000 to 2001 was because of higher average gas prices. During 2002, 2001 and 2000, 67%, 77% and 64%, respectively, of net profits income was derived from gas sales.

Trust administration expense was $231,447 in 2002 as compared to $198,482 in 2001 and $185,624 in 2000. The 17% increase in administration expense from 2001 to 2002 was primarily because of the timing of expenditures. Interest income was $4,486 in 2002, $19,050 in 2001 and $27,228 in 2000. The 76% decrease in interest income from 2001 to 2002 was because of the decrease in net profits income and interest rates.

Net profits income is recorded when received by the trust, which is the month following receipt by XTO Energy, and generally two months after oil production and three months after gas production. Net profits income is generally affected by three major factors:

- oil and gas sales volumes,
- oil and gas sales prices, and
- costs deducted in the calculation of net profits income.

### Volumes

*Oil.* Underlying oil sales volumes decreased 3% from 2001 to 2002, as compared to a 2% increase from 2000 to 2001. Sales volume decreases in 2002 were primarily because of natural production decline. Sales volume increases in 2001 were because of the timing of cash receipts partially offset by production decline.

*Gas.* Underlying gas sales volumes increased 3% from 2001 to 2002 as compared to a 5% decrease from 2000 to 2001. Higher 2002 gas sales volumes were primarily because of a one-time correction of the trust's interest in properties that were nonproducing at the trust's inception. Lower 2001 gas sales volumes were primarily because of coal seam gas production decline.

### Prices

*Oil.* The average oil price for 2002 was $22.31 per Bbl, 11% lower than the 2001 average oil price of $24.99, which was 9% lower than the 2000 average price of $27.49. The West Texas Intermediate ("WTI") posted price reached $34.25 per Bbl in September 2000, then its highest level in ten years. Lagging demand, resulting from a worldwide economic slowdown, caused oil prices to decline during 2001. OPEC members agreed to cut daily production by one million barrels in April 2001 and an additional one million barrels in September 2001 to adjust for weak demand and excess supply. The economic decline was accelerated by the terrorist attacks in the U.S. on September 11, 2001, placing additional downward pressure on oil prices. OPEC cut an additional 1.5 million barrels per day during 2002. Oil prices increased during 2002 largely because of OPEC production discipline and rising uncertainty surrounding the Middle East. OPEC members agreed to increase daily oil production 1.5 million barrels beginning February 1, 2003, to help stabilize a volatile world market. However, with the war in Iraq, oil prices are expected to remain volatile. The average WTI posted price for January and February 2003 was $30.95, compared with $22.90 for the year 2002 and $24.99 for fourth quarter 2002. Oil prices have risen in March 2003 to an average WTI posted price of about $33.63 through March 14. Recent trust oil prices have averaged approximately $0.80 higher than the WTI posted price.

*Gas.* The 2002 average gas price was $2.79 per Mcf, a 45% decrease from the 2001 average gas price of $5.09, which was a 53% increase from the 2000 average price of $3.32. At the beginning of 2000, NYMEX gas prices approximated $2.30 per MMBtu. Gas prices strengthened in 2000 reaching a record high of $10.10 per MMBtu in December 2000 as winter demand strained gas supplies. Prices subsequently declined in 2001 because of fuel switching due to higher prices, milder weather and a weaker economy, which reduced demand for gas to generate electricity. As of December 31, 2001, the NYMEX gas price was $2.57 per MMBtu. Despite the winter of 2001-2002 being one of the warmest on record and higher than average gas storage levels, gas prices gradually climbed in 2002 as a result of low levels of drilling activity, increased industrial demand, colder weather in late 2002 and international instability. With colder than normal weather and seasonally low gas storage levels, gas prices have continued to rise in 2003. The average NYMEX price for January and February 2003 was $5.97 per MMBtu. Gas prices have risen in March 2003 to an average NYMEX price of $6.49 through March 14.

The trust's average gas price for December 2002 gas sales was approximately $0.40 per MMBtu lower than the NYMEX price because of lower West Coast demand for San Juan Basin gas. In early March 2003, the San Juan Basin index price was approximately $3.00 lower than the NYMEX price of $9.00, which was elevated because gas supplies to the northeast U.S. were strained from severe winter weather.

### Costs

Because properties underlying the 90% net profits interests are royalty and overriding royalty interests, the calculation of net profits income from these interests only includes deductions for production and

*(Continued on page 8)*

## CALCULATION OF NET PROFITS INCOME

The following is a summary of the calculation of net profits income received by the trust:

| | YEAR ENDED DECEMBER 31 [A] | | | THREE MONTHS ENDED DECEMBER 31 [A] | |
|---|---|---|---|---|---|
| **SALES VOLUMES** | **2002** | **2001** | **2000** | **2002** | **2001** |
| Oil [BBLS] [B] | | | | | |
| Underlying properties | 338,975 | 350,691 | 344,123 | 91,392 | 98,786 |
| Average per day | 929 | 961 | 940 | 993 | 1,074 |
| Net profits interests | 138,249 | 145,678 | 163,219 | 47,382 | 49,341 |
| Gas [MCF] [B] | | | | | |
| Underlying properties | 3,029,949 | 2,932,203 | 3,080,601 | 777,650 | 776,281 |
| Average per day | 8,301 | 8,033 | 8,417 | 8,453 | 8,438 |
| Net profits interests | 2,648,794 | 2,552,207 | 2,689,259 | 682,936 | 669,272 |
| **AVERAGE SALES PRICE** | | | | | |
| Oil [PER BBL] | $ 22.31 | $ 24.99 | $ 27.49 | $ 26.31 | $ 22.74 |
| Gas [PER MCF] | $ 2.79 | $ 5.09 | $ 3.32 | $ 3.00 | $ 3.00 |
| **REVENUES** | | | | | |
| Oil sales | $ 7,564,177 | $ 8,763,283 | $ 9,459,575 | $ 2,404,515 | $ 2,246,178 |
| Gas sales | 8,462,810 | 14,922,881 | 10,231,063 | 2,332,654 | 2,329,339 |
| Total Revenues | 16,026,987 | 23,686,164 | 19,690,638 | 4,737,169 | 4,575,517 |
| **COSTS** | | | | | |
| Taxes, transportation and other | 2,110,506 | 3,298,631 | 2,566,816 | 656,925 | 691,398 |
| Production expense [C] | 3,014,706 | 2,908,305 | 2,520,954 | 752,882 | 731,502 |
| Development costs | 571,680 | 1,133,869 | 738,605 | 65,117 | 163,208 |
| Excess costs | (66,867) | - | - | - | - |
| Recovery of excess costs and accrued interest | 67,484 | | 383,836 | - | - |
| Total Costs | 5,697,509 | 7,340,805 | 6,210,211 | 1,474,924 | 1,586,108 |
| **NET PROCEEDS** | $ 10,329,478 | $ 16,345,359 | $ 13,480,427 | $ 3,262,245 | $ 2,989,409 |
| **NET PROFITS INCOME** | $ 9,049,271 | $ 14,389,316 | $ 11,660,510 | $ 2,827,239 | $ 2,609,358 |

[A] Because of the interval between time of production and receipt of net profits income by the trust, oil and gas sales for the year ended December 31 generally relate to oil production from November through October and gas production from October through September, while oil and gas sales for the three months ended December 31 generally relate to oil production from August through October and gas production from July through September.

[B] Oil and gas sales volumes are allocated to the net profits interests based upon a formula that considers oil and gas prices and the total amount of production expenses and development costs. Changes in any of these factors may result in disproportionate fluctuations in volumes allocated to the net profits interests. Therefore, comparative analysis is based on the underlying properties.

[C] Includes an overhead fee deducted and retained by XTO Energy. As of December 31, 2002, this fee was $23,470 per month and is subject to adjustment each May based on an oil and gas industry index.



# Trustee's Discussion and Analysis

*(Continued)*

property taxes, legal costs, and marketing and transportation charges. In addition to these costs, the calculation of net profits income from the 75% net profits interests includes deductions for production and development costs since the related underlying properties are working interests. Net profits income is calculated monthly for each of the five conveyances under which the net profits interests were conveyed to the trust. If monthly costs exceed revenues for any conveyance, such excess costs must be recovered, with accrued interest, from future net proceeds of that conveyance and cannot reduce net profits income from other conveyances.

Before adjustment for excess costs (see "Excess Costs" below), total costs deducted in the calculation of net profits income were $5.7 million in 2002, $7.3 million in 2001 and $5.8 million in 2000. The 22% decrease in costs from 2001 to 2002 is primarily attributable to lower development costs and lower production and property taxes associated with decreased revenues. The 26% increase in costs from 2000 to 2001 is primarily attributable to increased production and property tax and other purchaser deductions associated with higher revenues. In 2002, lower development costs are related to reduced tertiary injectant cost and drilling activity. In 2001, higher development costs are related to wells drilled on two of the underlying properties and increased production expense is related to the timing of maintenance projects and higher power and fuel costs.

### □ Excess Costs

During February and March 2002, costs exceeded revenues by $66,867 ($50,150 net to the trust) for the Texas 75% net profits interests as a result of lower oil prices. Total excess costs and accrued interest of $67,484 ($50,613 net to the trust) were fully recovered in April and May 2002. There were no excess costs or related recoveries after May 2002 or in 2001.

See Note 5 to Financial Statements.

## *Fourth Quarter 2002 and 2001*

During the quarter ended December 31, 2002, the trust received net profits income totaling $2,827,239, compared with fourth quarter 2001 net profits income of $2,609,358. The 8% increase in net profits income from fourth quarter 2001 to 2002 was primarily because of higher average oil prices.

Administration expense was $28,815 and interest income was $1,158, resulting in fourth quarter 2002 distributable income of $2,799,582, or $0.466597 per unit. Distributable income for fourth quarter 2001 was $2,583,372, or $0.430562 per unit. Distributions to unitholders for the quarter ended December 31, 2002 were:

| RECORD DATE | PAYMENT DATE | PER UNIT |
|---|---|---|
| October 31, 2002 | November 15, 2002 | $ 0.118985 |
| November 29, 2002 | December 13, 2002 | 0.139397 |
| December 31, 2002 | January 15, 2003 | 0.208215 |
| | | $ 0.466597 |

### □ Volumes

Fourth quarter 2002 underlying oil sales volumes were 91,392 Bbls, or 7% lower than 2001 levels. Oil sales volumes decreased in 2002 because of natural production decline and prior period volume adjustments. Underlying gas sales volumes were 777,650 Mcf, or flat with 2001 levels. Fourth quarter 2002 volumes included additional volumes from a one-time correction of the trust's interests in properties that were nonproducing at the trust's inception. Excluding this correction, fourth quarter underlying volumes decreased 16% because of natural production decline and prior period volume adjustments recorded in 2002.

### □ Prices

The average fourth quarter 2002 oil price was $26.31 per Bbl, 16% higher than the fourth quarter 2001 average price of $22.74. The average fourth quarter gas price for 2002 and 2001 was $3.00 per Mcf. For further information about oil and gas prices, see "Years Ended December 31, 2002, 2001 and 2000 – Prices" above.

### □ Costs

Costs deducted in the calculation of fourth quarter 2002 net profits income decreased $111,184, or 7%, from fourth quarter 2001. This decrease was the result of lower property taxes and reduced development activity.

See Item 7 of the accompanying Form 10-K for disclosures regarding liquidity and capital resources, contractual obligations and commitments, related party transactions and critical accounting policies of the trust. See Item 7a of the accompanying Form 10-K for quantitative and qualitative disclosures about market risk affecting the trust.

## STATEMENTS OF ASSETS, LIABILITIES AND TRUST CORPUS

| | December 31 2002 | December 31 2001 |
|---|---|---|
| **ASSETS** | | |
| Cash and short-term investments | $ 1,248,735 | $ 852,349 |
| Interest to be received | 555 | 479 |
| Net profits interests in oil and gas properties – net (Notes 1 and 2) | 26,556,533 | 28,895,086 |
| | $27,805,823 | $29,747,914 |
| **LIABILITIES AND TRUST CORPUS** | | |
| Distribution payable to unitholders | $ 1,249,290 | $ 852,828 |
| Trust corpus (6,000,000 units of beneficial interest authorized and outstanding) | 26,556,533 | 28,895,086 |
| | $27,805,823 | $29,747,914 |

## STATEMENTS OF DISTRIBUTABLE INCOME

| | Year Ended December 31 2002 | 2001 | 2000 |
|---|---|---|---|
| **NET PROFITS INCOME** | $ 9,049,271 | $14,389,316 | $11,660,510 |
| Interest income | 4,486 | 19,050 | 27,228 |
| **TOTAL INCOME** | 9,053,757 | 14,408,366 | 11,687,738 |
| Administration expense | 231,447 | 198,482 | 185,624 |
| **DISTRIBUTABLE INCOME** | $ 8,822,310 | $14,209,884 | $11,502,114 |
| Distributable income per unit (6,000,000 units) | $ 1.470385 | $ 2.368314 | $ 1.917019 |

## STATEMENTS OF CHANGES IN TRUST CORPUS

| | Year Ended December 31 2002 | 2001 | 2000 |
|---|---|---|---|
| **TRUST CORPUS** – beginning of year | $28,895,086 | $30,755,456 | $33,005,334 |
| Amortization of net profits interests | (2,338,553) | (1,860,370) | (2,249,878) |
| Distributable income | 8,822,310 | 14,209,884 | 11,502,114 |
| Distributions declared | (8,822,310) | (14,209,884) | (11,502,114) |
| **TRUST CORPUS** – end of year | $26,556,533 | $28,895,086 | $30,755,456 |

See Accompanying Notes to Financial Statements.

# Notes to Financial Statements

## *1. Trust Organization and Provisions*

Cross Timbers Royalty Trust was created on February 12, 1991 by predecessors of XTO Energy Inc., when the following net profits interests were conveyed under five separate conveyances to the trust effective October 1, 1990, in exchange for 6,000,000 units of beneficial interest in the trust:

- 90% net profits interests in certain producing and nonproducing royalty interest properties in Texas, Oklahoma and New Mexico, and

- 75% net profits interests in certain nonoperated working interest properties in Texas and Oklahoma.

The underlying properties from which the net profits interests were carved are currently owned by XTO Energy. Bank of America, N.A. is the trustee of the trust. The trust indenture provides, among other provisions, that:

- the trust may not engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments;

- the trust may not dispose of all or part of the net profits interests unless approved by 80% of the unitholders, or upon trust termination, and any sale must be for cash with the proceeds promptly distributed to the unitholders;

- the trustee may establish a cash reserve for payment of any liability that is contingent or not currently payable;

- the trustee may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders;

- the trustee will make monthly cash distributions to unitholders (Note 3); and

- the trust will terminate upon the first occurrence of:
  - disposition of all net profits interests pursuant to terms of the trust indenture,
  - gross revenue of the trust is less than $1 million per year for two successive years, or
  - a vote of 80% of the unitholders to terminate the trust in accordance with provisions of the trust indenture.

## *2. Basis of Accounting*

The financial statements of the trust are prepared on the following basis and are not intended to present financial position and results of operations in conformity with generally accepted accounting principles:

- Net profits income is recorded in the month received by the trustee (Note 3).

- Interest income, interest to be received and distribution payable to unitholders include interest to be earned on net profits income from the monthly record date (last business day of the month) through the date of the next distribution.

- Trust expenses are recorded based on liabilities paid and cash reserves established by the trustee for liabilities and contingencies.

- Distributions to unitholders are recorded when declared by the trustee (Note 3).

The most significant differences between the trust's financial statements and those prepared in accordance with generally accepted accounting principles are:

- Net profits income is recognized in the month received rather than accrued in the month of production.

- Expenses are recognized when paid rather than when incurred.

- Cash reserves may be established by the trustee for certain contingencies that would not be recorded under generally accepted accounting principles.

The initial carrying value of the net profits interests of $61,100,449 was XTO Energy's historical net book value of the interests on February 12, 1991, the date of the transfer to the trust. Amortization of the net profits interests is calculated on a unit-of-production basis and charged directly to trust corpus. Accumulated amortization was $34,543,916 as of December 31, 2002 and $32,205,363 as of December 31, 2001.

## *3. Distributions to Unitholders*

The trustee determines the amount to be distributed to unitholders each month by totaling net profits income and other cash receipts, and subtracting liabilities paid and adjustments in cash reserves established by the trustee. The resulting amount (with estimated interest to be received on such amount through the distribution date) is distributed to unitholders of record within ten business days after the monthly record date, the last business day of the month.

Net profits income received by the trustee consists of net proceeds received in the prior month by XTO Energy from the underlying properties multiplied by the net profits percentage of 90% or 75%. Net proceeds are the gross proceeds received from the sale of production, less applicable costs. For the 90% net profits interests, such costs generally include applicable taxes, transportation, legal and marketing charges, and do not include other production and development costs. For the 75% net profits interests, such costs include production costs, development and drilling costs, applicable taxes, operating charges and other costs.

XTO Energy, as owner of the underlying properties, computes net profits income separately for each of the five conveyances (Note 1). If costs exceed gross proceeds for any conveyance, such excess costs cannot be used to reduce the amounts to be received under the other conveyances. The trust is not liable for excess costs; however, future net profits income from the net profits interests created by that conveyance will be reduced by such excess costs plus accrued interest. See Note 5.

## *4. Federal Income Taxes*

Tax counsel has advised the trust that, under current tax laws, the trust will be classified as a grantor trust for federal income tax purposes and therefore is not subject to taxation at the trust level. However, the opinion of tax counsel is not binding on the Internal Revenue Service.

For federal income tax purposes, unitholders of a grantor trust are considered to own trust income and principal as though no trust were in existence. The income of the trust is deemed to be received or accrued by the unitholders at the time such income is received or accrued by the trust, rather than when distributed by the trust.

XTO Energy has advised the trustee that the trust receives net profits income from coal seam gas wells. Production through 2002 from coal seam gas wells drilled between December 31, 1979 and January 1, 1993 qualifies for the federal income tax credit for producing nonconventional fuels under Section 29 of the Internal Revenue Code. This tax credit was approximately $1.10 per MMBtu ($0.081581 per unit) in 2002, $1.08 per MMBtu ($0.107183 per unit) in 2001 and $1.06 per MMBtu ($0.120389 per unit) in 2000. This credit, based on the unitholder's pro rata share of qualifying production, may not reduce the unitholder's regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation may be carried over indefinitely as a credit against the unitholder's regular tax liability, subject to the tentative minimum tax limitation.

Congress has considered extending this credit beyond the December 31, 2002 expiration date, and the creation of similar new tax credits. Unless new legislation is passed, extending this credit on existing eligible production or allowing for credits on new production, there will be no further benefit on production past the year 2002.

## *5. Excess Costs*

XTO Energy has advised the trustee that costs exceeded revenues by $66,867 from the underlying properties of the Texas 75% net profits interests during February and March 2002, which, with accrued interest of $617, were recovered in April and May 2002. There were no excess costs or recoveries in 2001. Excess costs and accrued interest for each conveyance must be fully recovered from the respective future net proceeds of the 75% net profits interests before they can again contribute to trust net profits income.

## *6. XTO Energy Inc.*

In computing net profits income for the 75% net profits interests (Note 3), XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2002 was $23,470 per month, or $281,640 annually (net to the trust of $17,603 per month or $211,236 annually), and is subject to annual adjustment based on an oil and gas industry index.

With the exception of working interests from which approximately 20 overriding royalty interests were conveyed, XTO Energy does not operate or control any of the underlying properties or related working interests. XTO Energy acquired these working interests after the overriding royalty interests were conveyed to the trust.

As of March 3, 2003, XTO Energy owned 22.7% of the outstanding trust units. In June 2001, the trust and XTO Energy filed an amended registration statement with the Securities and Exchange Commission to sell 1,360,000 units (22.7% of outstanding units) held by XTO Energy. The trust did not participate in XTO Energy's decisions to acquire or sell units and will not receive any of the proceeds in the event of such sale.

## *7. Supplemental Oil and Gas Reserve Information [Unaudited]*

Proved oil and gas reserve information is included in Item 2 of the trust's Annual Report on Form 10-K which is included in this report.

## *8. Quarterly Financial Data [Unaudited]*

The following is a summary of net profits income, distributable income and distributable income per unit by quarter for 2002 and 2001:

| | NET PROFITS INCOME | DISTRIBUTABLE INCOME | DISTRIBUTABLE INCOME PER UNIT |
|---|---|---|---|
| **2002** | | | |
| First Quarter | $ 1,879,550 | $ 1,804,746 | $ 0.300791 |
| Second Quarter | 1,816,119 | 1,723,548 | 0.287258 |
| Third Quarter | 2,526,363 | 2,494,434 | 0.415739 |
| Fourth Quarter | 2,827,239 | 2,799,582 | 0.466597 |
| | $ 9,049,271 | $ 8,822,310 | $ 1.470385 |
| **2001** | | | |
| First Quarter | $ 4,107,459 | $ 4,048,902 | $ 0.674817 |
| Second Quarter | 4,221,331 | 4,178,970 | 0.696495 |
| Third Quarter | 3,451,168 | 3,398,640 | 0.566440 |
| Fourth Quarter | 2,609,358 | 2,583,372 | 0.430562 |
| | $ 14,389,316 | $ 14,209,884 | $ 2.368314 |

# Independent Auditors' Reports

*Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:*

We have audited the accompanying statement of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2002, and the related statements of distributable income and changes in trust corpus for the year then ended. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audit. The 2001 and 2000 financial statements were audited by other auditors who have ceased operations. Those auditors' report, dated March 19, 2002, on those financial statements was unqualified and included an explanatory paragraph that described the trust's method of accounting as explained in Note 2 to the financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States of America.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 2002 and its distributable income and changes in trust corpus for the year then ended in conformity with the modified cash basis of accounting described in Note 2.

KPMG LLP

KPMG LLP

Dallas, Texas
March 14, 2003

*Bank of America, N.A., as Trustee for the Cross Timbers Royalty Trust:*

We have audited the accompanying statements of assets, liabilities and trust corpus of the Cross Timbers Royalty Trust as of December 31, 2001 and 2000, and the related statements of distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the trustee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the trustee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2 to the financial statements, these financial statements were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than accounting principles generally accepted in the United States.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets, liabilities and trust corpus of the trust as of December 31, 2001 and 2000 and its distributable income and changes in trust corpus for each of the three years in the period ended December 31, 2001, in conformity with the modified cash basis of accounting described in Note 2.

Arthur Andersen LLP

ARTHUR ANDERSEN LLP

Fort Worth, Texas
March 19, 2002

*The above report of Arthur Andersen LLP ("Arthur Andersen") is a copy of a report previously issued by Arthur Andersen on March 19, 2002. This audit report has not been reissued by Arthur Andersen in connection with this filing on Form 10-K. After reasonable efforts, the trust has been unable to obtain the consent of Arthur Andersen, our former independent auditors, as to the incorporation by reference of their report for our fiscal years ended December 31, 2001 and 2000 into the trust's and XTO Energy's previously filed registration statements under the Securities Act of 1933, and the trust has not filed that consent with this Annual Report on Form 10-K in reliance on Rule 437a of the Securities Act of 1933. Because the trust has not been able to obtain Arthur Andersen's consent, you will not be able to recover against Arthur Andersen under Section 11 of the Securities Act for any untrue statements of a material fact contained in our financial statements audited by Arthur Andersen or any omissions to state a material fact required to be stated therein.*

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

# FORM 10-K

## ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

**For the fiscal year ended December 31, 2002** | **Commission file number 1-10982**

# Cross Timbers Royalty Trust

**(Exact name of registrant as specified in the Cross Timbers Royalty Trust Indenture)**

| | |
|---|---|
| Texas<br>**(State or other jurisdiction of incorporation or organization)** | **75-6415930**<br>**(I.R.S. Employer Identification No.)** |
| **Bank of America, N.A.**<br>**Trustee**<br>**P.O. Box 830650**<br>**Dallas, Texas**<br>**(Address of principal executive offices)** | **75283-0650**<br>**(Zip Code)** |

**Registrant's telephone number including area code: (877) 228-5084**

**Securities registered pursuant to Section 12(b) of the Act:**

| Title of each class | Name of each exchange on which registered |
|---|---|
| Units of Beneficial Interest | New York Stock Exchange |

**Securities registered pursuant to Section 12(g) of the Act:** None

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Securities Exchange Act of 1934). Yes ☐ No ☒

The aggregate market value of the units of beneficial interest of the trust, based on the closing price on the New York Stock Exchange as of June 28, 2002 (the last business day of its most recently completed second fiscal quarter), held by non-affiliates of the registrant on that date was approximately $72 million.

At March 3, 2003, there were 6,000,000 units of beneficial interest of the trust outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Listed below is the only document parts of which are incorporated herein by reference and the parts of this report into which the document is incorporated:

2002 Annual Report to Unitholders—Part II

## PART I

### Item 1. *Business*

Cross Timbers Royalty Trust is an express trust created under the laws of Texas pursuant to the Cross Timbers Royalty Trust Indenture entered into on February 12, 1991 between predecessors of XTO Energy Inc., as grantors, and NCNB Texas National Bank, as trustee. Bank of America, N.A., successor of NCNB Texas National Bank, is now the trustee of the trust. The principal office of the trust is located at 901 Main Street, Dallas, Texas 75202 (telephone number 877-228-5084).

The trust's internet web site is www.crosstimberstrust.com. As of March 31, 2003, we make available free of charge, through our web site, our Annual Report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and all amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934. These reports are accessible through our internet web site as soon as reasonably practicable after we electronically file such material with, or furnish it to, the Securities and Exchange Commission.

On February 12, 1991, the predecessors of XTO Energy (formerly known as Cross Timbers Oil Company) conveyed defined net profits interests to the trust under five separate conveyances:

- one in each of the states of Texas, Oklahoma and New Mexico, to convey a 90% defined net profits interest carved out of substantially all royalty and overriding royalty interests owned by the predecessors in those states, and
- one in each of the states of Texas and Oklahoma, to convey a 75% defined net profits interest carved out of specific working interests owned by the predecessors in those states.

The conveyance of these net profits interests was effective for production from October 1, 1990. The net profits interests and the underlying properties are further described under Item 2.

In exchange for the conveyance of the net profits interests to the trust, the predecessors of XTO Energy received 6,000,000 units of beneficial interest of the trust. Predecessors of XTO Energy distributed units to their owners in February 1991 and November 1992, and in February 1992, sold units in the trust's initial public offering. Units are listed and traded on the New York Stock Exchange under the symbol "CRT." During 1996 and 1997, XTO Energy's Board of Directors authorized XTO Energy to purchase two million units. As of March 3, 2003, XTO Energy owned 1,360,000 units, or 22.7%, of the outstanding units.

In June 1998 the trust and XTO Energy filed a registration statement with the Securities and Exchange Commission to sell the 1,360,000 units held by XTO Energy. As XTO Energy stated in a related news release, the filing was made in anticipation of better commodity prices and any sale is dependent on an improved market for oil and gas equities. The registration statement was amended in October 2000 and June 2001. As of March 28, 2003, no sales have been made under the registration statement. The trust did not participate in XTO Energy's decisions to acquire or sell units and will not receive any of the proceeds in the event of such sale.

Under the terms of each of the five conveyances, the trust receives net profits income from the net profits interests on the last business day of each month. Net profits income is determined by XTO Energy by multiplying the net profit percentage (90% or 75%) times net proceeds from the underlying properties for each of the five conveyances during the previous month. Net proceeds are the gross proceeds received from the sale of production, less production costs. For the 90% net profits interests and the 75% net profits interests, "production costs" generally include applicable property taxes, transportation, marketing and other charges. For the 75% net profits interests only, production costs also include capital and operating costs paid (e.g., drilling, production and other direct costs of owning and operating the property) and a monthly overhead charge that is adjusted annually. The monthly overhead charge at December 31, 2002 was $23,470 ($17,603 net to the trust). If production costs exceed gross proceeds for any conveyance, such excess is carried forward to the computation of net proceeds for future months until the excess costs (plus interest accrued as specified in the conveyances) are completely recovered. Excess production costs and related accrued interest from one conveyance cannot be used to reduce net proceeds from any other conveyance.

The trust is not liable for any production costs or liabilities attributable to the net profits interests. If at any time the trust receives net profits income in excess of the amount due, the trust is not obligated to return such overpayment, but net profits income payable to the trust for the next month will be reduced by the overpayment, plus interest at the prime rate.

Approximately 20 of the underlying royalty interests in the San Juan Basin burden working interests in properties operated by XTO Energy. Otherwise, XTO Energy does not operate or control any working interests associated with the underlying royalty interests, nor does it operate or control any of the underlying working interest properties.

As a working interest owner, XTO Energy can generally decline participation in any operation and allow consenting parties to conduct such operations, as provided under the operating agreements. XTO Energy also can assign, sell, or otherwise transfer its interest in the underlying properties, subject to the net profits interests, or can abandon an underlying property that is a working interest if it is incapable of producing in paying quantities, as determined by XTO Energy.

To the extent it has the right to do so, XTO Energy is responsible for marketing its production from the underlying properties under existing sales contracts or new arrangements on the best terms reasonably obtainable in the circumstances.

Net profits income received by the trust on or before the last business day of the month generally represents receipts attributable to oil production two months prior and gas production three months prior. The monthly distribution amount to unitholders is determined by:

Adding—

(1) net profits income received,
(2) estimated interest income to be received on the monthly distribution amount, including an adjustment for the difference between the estimated and actual interest received for the prior monthly distribution amount,
(3) cash available as a result of reduction of cash reserves, and
(4) any other cash receipts, and

Subtracting—

(1) liabilities paid and
(2) the reduction in cash available due to establishment of or increase in any cash reserve.

The monthly distribution amount is distributed to unitholders of record within ten business days after the monthly record date. The monthly record date is generally the last business day of the month. The trustee calculates the monthly distribution amount and announces the distribution per unit at least ten days prior to the monthly record date.

The trustee may establish cash reserves for contingencies. Cash held for such reserves, as well as for pending payment of the monthly distribution amount may be invested in federal obligations or certificates of deposit of major banks.

The trustee's function is to collect the net profits income from the net profits interests, to pay all trust expenses and pay the monthly distribution amount to unitholders. The trustee's powers are specified by the terms of the indenture. The trust cannot engage in any business activity or acquire any assets other than the net profits interests and specific short-term cash investments. The trust has no employees since all administrative functions are performed by the trustee.

Approximately 67% of the net profits income received by the trust during 2002, as well as 71% of the estimated proved reserves of the net profits interests at December 31, 2002 (based on estimated future net cash flows using year-end oil and gas prices), is attributable to natural gas. There has historically been a greater demand for gas during the winter months than the rest of the year. Otherwise, trust income is not subject to seasonal factors, nor dependent upon patents, licenses, franchises or concessions. The trust conducts no research activities.

### Item 2. *Properties*

The net profits interests are the principal asset of the trust. The trustee cannot acquire any other asset, with the exception of certain short-term investments as specified under Item 1. The trustee is prohibited from selling any portion of the net profits interests unless approved by at least 80% of the unitholders or at such time as trust gross revenue is less than $1,000,000 for two successive years.

The net profits interests comprise:

— the 90% net profits interests which are carved from:

  a) producing royalty and overriding royalty interest properties in Texas, Oklahoma and New Mexico, and

  b) 11.11% nonparticipating royalty interests in nonproducing properties located primarily in Texas and Oklahoma;

— the 75% net profits interests which are carved from nonoperated working interests in four properties in Texas and three properties in Oklahoma.

All underlying royalties, underlying nonproducing royalties and underlying working interest properties are currently owned by XTO Energy. XTO Energy may sell all or any portion of the underlying properties at any time, subject to and burdened by the net profits interests.

### Producing Acreage, Wells and Drilling

*Underlying Royalties.* The underlying royalties are royalty and overriding royalty interests primarily located in mature producing oil and gas fields. The most significant producing region in which the underlying royalties are located is the San Juan Basin in northwestern New Mexico. The trust's estimated proved gas reserves from this region totaled 24.9 Bcf at December 31, 2002, or approximately 80% of trust total gas reserves at that date. XTO Energy estimates that underlying royalties in the San Juan Basin include more than 2,000 gross (approximately 30 net) wells, covering over 60,000 gross acres. Most of these wells are operated by Amoco Production Company or Burlington Resources Oil & Gas Company. Production from conventional gas wells is primarily from the Dakota, Mesaverde and Pictured Cliffs formations.

Approximately 20% of trust 2002 gas sales volumes were from coal seam production in the San Juan Basin. Through the year 2002, sales of certain coal seam gas qualify for a federal income tax credit. See "Regulation—Coal Seam Tax Credit." In October 2002, regulatory authorities approved increasing the density of coal seam wells drilled in the San Juan Basin from 320 acres to 160 acres on a significant portion of the trust's acreage. XTO Energy has informed the trustee that it believes most operators of the related properties will pursue such increased density drilling. However, there can be no assurance that any potential development will significantly affect the trust.

Most of the trust's San Juan Basin conventional, or non-coal seam, production is from the Mesaverde formation. This formation has been approved for increased density drilling, doubling the number of drill wells allowed to four per spacing unit. XTO Energy has advised the trustee that it believes operators will further develop the Mesaverde formation underlying the net profits interests, and such future development could significantly impact underlying gas sales volumes. Mesaverde drilling in the San Juan Basin increased in 2002, after drilling permits were delayed in 2001 because of environmental concerns.

In the past, additional eastward pipeline capacity was completed in the San Juan Basin, reducing the dependence of San Juan Basin gas on California markets and effectively increasing San Juan Basin gas prices in relation to prices from other regions. Gas-powered electricity generation continues to increase in the southwest U.S., and future pipelines are being discussed to serve the growing demand.

The underlying royalties also include royalties in the Sand Hills field of Crane County, Texas. Most of these properties are operated by ExxonMobil Corporation or ChevronTexaco. The Sand Hills field was discovered in 1931 and includes production from three main intervals, the Tubb, McKnight and Judkins. Development potential for the field includes recompletions and additional infill drilling.

The underlying royalties contain approximately 462,000 gross (approximately 26,000 net) producing acres. Well counts for the underlying royalties cannot be provided because information regarding the number of wells on royalty properties is generally not made available to royalty interest owners.

*Underlying Working Interest Properties.* The underlying working interest properties, detailed below, are developed properties undergoing secondary or tertiary recovery operations:

| | | | Ownership of XTO Energy | |
|---|---|---|---|---|
| **Unit** | **County/State** | **Operator** | **Working Interest** | **Revenue Interest** |
| North Cowden | Ector/Texas | Occidental Permian, Ltd. | 1.7% | 1.4% |
| North Central Levelland | Hockley/Texas | ExxonMobil Corporation | 3.2% | 2.1% |
| Penwell | Ector/Texas | ChevronTexaco | 5.2% | 4.6% |
| Sharon Ridge Canyon | Borden/Texas | ExxonMobil Corporation | 4.3% | 2.8% |
| Hewitt | Carter/Oklahoma | ExxonMobil Corporation | 11.3% | 9.9% |
| Wildcat Jim Penn | Carter/Oklahoma | LeNorman Partners, L.L.C. | 8.6% | 7.5% |
| South Graham Deese | Carter/Oklahoma | Lamamco Drilling Company | 8.2% | 7.0% |

The underlying working interest properties consist of 60,154 gross (2,290 net) producing acres. As of December 31, 2002, there were 1,522 gross (70.5 net) productive oil wells, 1,033 gross (42.2 net) injection wells and one well in process of drilling on these properties. During 2002, nine gross (0.2 net) wells were drilled, during 2001, 50 gross (1.4 net) wells were drilled and during 2000, 12 gross (0.2 net) wells were drilled. Four gross (0.1 net) wells drilled in 2002 and nine gross (0.2 net) wells drilled in 2001 were water injection wells.

### Oil and Gas Production

Trust production is recognized in the period net profits income is received, which is the month following receipt by XTO Energy, and generally two months after the time of oil production and three months after gas production. Oil and gas production and average sales prices attributable to the underlying properties and the net profits interests for the three years ended December 31, 2002 were as follows:

| | 90% Net Profits Interests | | | 75% Net Profits Interests | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| **Production** | | | | | | | | | |
| *Underlying Properties* | | | | | | | | | |
| Oil—Sales (Bbls) | 95,789 | 92,329 | 86,970 | 243,186 | 258,362 | 257,153 | 338,975 | 350,691 | 344,123 |
| Average per day (Bbls) | 263 | 253 | 238 | 666 | 708 | 702 | 929 | 961 | 940 |
| Gas—Sales (Mcf) | 2,947,897 | 2,845,132 | 2,964,687 | 82,052 | 87,071 | 115,914 | 3,029,949 | 2,932,203 | 3,080,601 |
| Average per day (Mcf) | 8,076 | 7,795 | 8,100 | 225 | 238 | 317 | 8,301 | 8,033 | 8,417 |
| *Net Profits Interests* | | | | | | | | | |
| Oil—Sales (Bbls) | 85,017 | 82,745 | 76,959 | 53,232 | 62,933 | 86,260 | 138,249 | 145,678 | 163,219 |
| Average per day (Bbls) | 233 | 227 | 210 | 146 | 172 | 236 | 379 | 399 | 446 |
| Gas—Sales (Mcf) | 2,630,283 | 2,530,916 | 2,659,139 | 18,511 | 21,291 | 30,120 | 2,648,794 | 2,552,207 | 2,689,259 |
| Average per day (Mcf) | 7,206 | 6,934 | 7,266 | 51 | 58 | 82 | 7,257 | 6,992 | 7,348 |
| **Average Sales Price** | | | | | | | | | |
| Oil (per Bbl) | $22.87 | $24.22 | $26.41 | $22.10 | $25.26 | $27.85 | $22.31 | $24.99 | $27.49 |
| Gas (per Mcf) | $ 2.80 | $ 5.14 | $ 3.36 | $ 2.48 | $ 3.31 | $ 2.28 | $ 2.79 | $ 5.09 | $ 3.32 |

### Nonproducing Acreage

The underlying nonproducing royalties contain approximately 200,000 gross (approximately 3,000 net) acres in Texas, Oklahoma and New Mexico which were nonproducing at the date of the trust's creation. XTO Energy is the owner of underlying mineral interests in the majority of this acreage. The trust is entitled to 10% of oil and gas production attributable to the underlying mineral properties, but is not entitled to delay rental payments or lease bonuses. There has been no significant development of such nonproducing acreage since the trust's creation. Included in the December 2002 distribution to unitholders was $477,000, or approximately $0.08 per unit, related to a one-time correction of the trust's interest in these properties.

### Pricing and Sales Information

Oil and gas are generally sold from the underlying properties at market-sensitive prices. The majority of sales from the underlying working interest properties are to major oil and gas companies. Information about purchasers of oil and gas from royalty properties is generally not provided by operators to XTO Energy as a royalty owner, or to the trust.

### Oil and Natural Gas Reserves

*General*

Miller and Lents, Ltd., independent petroleum engineers, has estimated oil and gas reserves attributable to the underlying properties as of December 31, 2002, 2001, 2000 and 1999. The estimated reserves for the underlying properties are then used by XTO Energy to calculate the estimated oil and gas reserves attributable to the net profits interests. Numerous uncertainties are inherent in estimating reserve volumes and values, and such estimates are subject to change as additional information becomes available. The reserves actually recovered and the timing of production of these reserves may be substantially different from the original estimates.

Reserve quantities and revenues for the net profits interests were estimated from projections of reserves and revenues attributable to the combined interests of the trust and XTO Energy in the subject properties. Since the trust has defined net profits interests, the trust does not own a specific percentage of the oil and gas reserve quantities. Accordingly, reserves allocated to the trust pertaining to its 75% net profits interests in the working interest properties have effectively been reduced to reflect recovery of the trust's 75% portion of applicable production and development costs. Because trust reserve quantities are determined using an allocation formula, any fluctuations in actual or assumed prices or costs will result in revisions to the estimated reserve quantities allocated to the net profits interests.

The standardized measure of discounted future net cash flows and changes in such discounted cash flows as presented below are prepared using assumptions required by the Financial Accounting Standards Board. Such assumptions include the use of year-end prices for oil and gas and year-end costs for estimated future development and production expenditures to produce the proved reserves. Because natural gas prices are influenced by seasonal demand, use of year-end prices, as required by the Financial Accounting Standards Board, may not be the most representative in estimating future revenues or reserve data. Future net cash flows are discounted at an annual rate of 10%. No provision is included for federal income taxes since future net cash flows are not subject to taxation at the trust level.

Year-end oil prices used to determine the standardized measure were based on a West Texas Intermediate crude oil posted price of $28.00 per Bbl in 2002, $16.75 per Bbl in 2001, $23.75 per Bbl in 2000 and $22.75 per Bbl in 1999. The year-end weighted average realized gas prices used to determine the standardized measure were $4.06 per Mcf in 2002, $2.28 per Mcf in 2001, $9.48 per Mcf in 2000 and $2.19 per Mcf in 1999.

**Proved Reserves**

| *(in thousands)* | Net Profits Interests | | | | | | | |
|---|---|---|---|---|---|---|---|---|
| | 90% Net Profits Interests | | 75% Net Profits Interests | | Total | | Underlying Properties | |
| | Oil (Bbls) | Gas (Mcf) | Oil (Bbls) | Gas (Mcf) | Oil (Bbls) | Gas (Mcf) | Oil (Bbls) | Gas (Mcf) |
| Balance, December 31, 1999 | 719.1 | 34,924.8 | 1,479.0 | 588.5 | 2,198.1 | 35,513.3 | 4,460.1 | 40,598.4 |
| Extensions, discoveries and other additions | 3.2 | 77.1 | -0- | -0- | 3.2 | 77.1 | 3.5 | 85.7 |
| Revisions of prior estimates | 32.7 | 1,864.4 | 33.2 | 14.0 | 65.9 | 1,878.4 | 123.5 | 1,773.5 |
| Production | (77.0) | (2,659.1) | (86.2) | (30.1) | (163.2) | (2,689.2) | (344.1) | (3,080.6) |
| Balance, December 31, 2000 | 678.0 | 34,207.2 | 1,426.0 | 572.4 | 2,104.0 | 34,779.6 | 4,243.0 | 39,377.0 |
| Extensions, discoveries and other additions | 12.3 | 247.8 | -0- | -0- | 12.3 | 247.8 | 13.7 | 274.8 |
| Revisions of prior estimates | 6.9 | (486.5) | (678.2) | (282.9) | (671.3) | (769.4) | (483.6) | (713.2) |
| Production | (82.8) | (2,530.9) | (62.9) | (21.3) | (145.7) | (2,552.2) | (350.7) | (2,932.2) |
| Balance, December 31, 2001 | 614.4 | 31,437.6 | 684.9 | 268.2 | 1,299.3 | 31,705.8 | 3,422.4 | 36,006.4 |
| Extensions, discoveries and other additions | 11.5 | 48.3 | -0- | -0- | 11.5 | 48.3 | 12.8 | 53.7 |
| Revisions of prior estimates | 104.0 | 1,755.3 | 439.3 | 231.0 | 543.3 | 1,986.3 | 560.7 | 2,266.6 |
| Production | (85.0) | (2,630.3) | (53.2) | (18.5) | (138.2) | (2,648.8) | (339.0) | (3,029.9) |
| Balance, December 31, 2002 | 644.9 | 30,610.9 | 1,071.0 | 480.7 | 1,715.9 | 31,091.6 | 3,656.9 | 35,296.8 |

Revisions of prior estimates of the 75% net profits interests' proved reserves and the underlying properties' proved oil reserves in each of the years above were primarily the result of changes in the year-end oil price used in estimating proved reserves. During 2002 and 2000, upward revisions of the 90% net profits interests' proved gas reserves were primarily because of lower than anticipated production declines. Downward revisions of the 90% net profits interests' proved reserves in 2001 were primarily because of significantly lower year-end prices. Higher upward and downward revisions for the net profits interests as compared to underlying properties in 2001 and 2000 were caused by changes in the year-end gas price which resulted in increased reserves allocated to or from the trust. See "General" above.

### Proved Developed Reserves

| *(in thousands)* | Net Profits Interests | | | | | | Underlying Properties | |
|---|---|---|---|---|---|---|---|---|
| | 90% Net Profits Interests | | 75% Net Profits Interests | | Total | | | |
| | Oil (Bbls) | Gas (Mcf) | Oil (Bbls) | Gas (Mcf) | Oil (Bbls) | Gas (Mcf) | Oil (Bbls) | Gas (Mcf) |
| December 31, 1999 | 715.7 | 33,036.5 | 1,375.0 | 570.3 | 2,090.7 | 33,606.8 | 4,245.6 | 38,463.3 |
| December 31, 2000 | 675.0 | 32,371.1 | 1,317.8 | 553.5 | 1,992.8 | 32,924.6 | 4,028.8 | 37,300.0 |
| December 31, 2001 | 611.4 | 29,608.5 | 602.0 | 253.7 | 1,213.4 | 29,862.2 | 3,208.3 | 33,937.3 |
| December 31, 2002 | 642.4 | 29,330.7 | 1,071.0 | 480.7 | 1,713.4 | 29,811.4 | 3,654.1 | 33,874.4 |

### Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

| *(in thousands)* | 90% Net Profits Interests | | | 75% Net Profits Interests | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | December 31 | | | December 31 | | | December 31 | | |
| | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| ***Net Profits Interests*** | | | | | | | | | |
| Future cash inflows | $145,445 | $ 87,042 | $ 347,874 | $ 32,474 | $12,275 | $ 40,146 | $177,919 | $ 99,317 | $388,020 |
| Future production taxes | (11,596) | (6,945) | (28,042) | (2,212) | (831) | (2,786) | (13,808) | (7,776) | (30,828) |
| Future net cash flows | 133,849 | 80,097 | 319,832 | 30,262 | 11,444 | 37,360 | 164,111 | 91,541 | 357,192 |
| 10% discount factor | (69,912) | (42,004) | (169,073) | (14,208) | (5,493) | (18,692) | (84,120) | (47,497) | (187,765) |
| Standardized measure | $ 63,937 | $ 38,093 | $ 150,759 | $ 16,054 | $ 5,951 | $ 18,668 | $ 79,991 | $ 44,044 | $169,427 |
| ***Underlying Properties*** | | | | | | | | | |
| Future cash inflows | | | | | | | $250,219 | $145,759 | $484,675 |
| Future costs: | | | | | | | | | |
| Production | | | | | | | (61,148) | (40,984) | (78,973) |
| Development | | | | | | | -0- | (520) | (520) |
| Future net cash flows | | | | | | | 189,071 | 104,255 | 405,182 |
| 10% discount factor | | | | | | | (96,624) | (53,994) | (212,781) |
| Standardized measure | | | | | | | $ 92,447 | $ 50,261 | $192,401 |

## Changes in Standardized Measure of Discounted Future Net Cash Flows from Proved Reserves

| *(in thousands)* | 90% Net Profits Interests | | | 75% Net Profits Interests | | | Total | | |
|---|---|---|---|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 | 2002 | 2001 | 2000 |
| ***Net Profits Interests*** | | | | | | | | | |
| Standardized measure, January 1 | $38,093 | $ 150,759 | $ 43,578 | $ 5,951 | $ 18,668 | $17,048 | $44,044 | $169,427 | $ 60,626 |
| Extensions, discoveries and other additions | 327 | 507 | 461 | -0- | -0- | -0- | 327 | 507 | 461 |
| Accretion of discount | 3,238 | 12,702 | 3,683 | 512 | 1,614 | 1,476 | 3,750 | 14,316 | 5,159 |
| Revisions of prior estimates, changes in price and other | 30,092 | (113,093) | 112,338 | 10,828 | (12,724) | 2,504 | 40,920 | (125,817) | 114,842 |
| Net profits income | (7,813) | (12,782) | (9,301) | (1,237) | (1,607) | (2,360) | (9,050) | (14,389) | (11,661) |
| Standardized measure, December 31 | $63,937 | $ 38,093 | $150,759 | $16,054 | $ 5,951 | $18,668 | $79,991 | $ 44,044 | $169,427 |

| | 2002 | 2001 | 2000 |
|---|---|---|---|
| ***Underlying Properties*** | | | |
| Standardized measure, January 1 | $50,261 | $192,401 | $ 71,821 |
| Revisions: | | | |
| Prices and costs | 41,715 | (140,000) | 122,144 |
| Quantity estimates | 6,312 | (1,581) | 7,162 |
| Accretion of discount | 4,280 | 16,265 | 6,060 |
| Future development costs | (101) | (1,091) | (738) |
| Other | (53) | 49 | (1,079) |
| Net revisions | 52,153 | (126,358) | 133,549 |
| Extensions, additions and discoveries | 363 | 563 | 512 |
| Production | (10,902) | (17,479) | (14,220) |
| Development costs | 572 | 1,134 | 739 |
| Net change | 42,186 | (142,140) | 120,580 |
| Standardized measure, December 31 | $92,447 | $ 50,261 | $192,401 |

## Discounted Present Value of the Coal Seam Tax Credit

The standardized measure above does not include the effects of the coal seam tax credit since the trust is not a taxable entity. The following table summarizes the estimated coal seam tax credit attributable to the 90% net profits interests at December 31, 2001 and 2000. Such estimates are based on projected coal seam gas production through 2002 (after which date the tax credit is no longer available) as estimated by independent engineers. The estimates are also based on the estimated Btu content and the coal seam tax credit of $1.08 per MMBtu at December 31, 2001 and $1.06 per MMBtu at December 31, 2000. See "Regulation—Coal Seam Tax Credit."

| | December 31, | | |
|---|---|---|---|
| *(in thousands)* | 2002(a) | 2001 | 2000 |
| Undiscounted | — | $922 | $1,225 |
| Discounted present value at 10% | — | $880 | $1,120 |

(a) The coal seam tax credit is not available for production after December 31, 2002.

**Reversion Agreement**

Certain of the underlying royalties are subject to a reversion agreement between XTO Energy and a third party. The agreement calls for XTO Energy to transfer 25% of its interest in those properties to the third party when amounts received by XTO Energy from the underlying properties subject to the agreement equal the purchase price of the properties plus a 1% per month return on the unrecouped purchase price, known as payout. If payout were to occur and the 25% interest were to be transferred to the third party, the amounts payable to the trust would be proportionately reduced. Based on 2002 prices and levels of production, XTO Energy has informed the trustee that payout is not projected to occur for more than 20 years. Unless higher prices and production are sustained for several years, this reversion agreement is not expected to have a material impact on the trust.

**Regulation**

*Natural Gas Regulation*

The interstate transportation and sale for resale of natural gas is subject to federal regulation, including transportation rates charged and various other matters, by the Federal Energy Regulatory Commission (FERC). Federal price controls on wellhead sales of domestic natural gas terminated on January 1, 1993. While natural gas prices are currently unregulated, Congress historically has been active in the area of natural gas regulation. It is impossible to predict whether new legislation to regulate natural gas might be proposed, what proposals, if any, might actually be enacted by Congress or the various state legislatures, and what effect, if any, such proposals might have on the operations of the underlying properties.

*State Regulation*

The various states regulate the production and sale of oil and natural gas, including imposing requirements for obtaining drilling permits, the method of developing new fields, the spacing and operation of wells and the prevention of waste of oil and gas resources. The rates of production may be regulated and the maximum daily production allowables from both oil and gas wells may be established on a market demand or conservation basis, or both.

*Coal Seam Tax Credit*

The trust receives net profits income from coal seam gas wells. Under Section 29 of the Internal Revenue Code, coal seam gas produced through the year 2002 from wells drilled after December 31, 1979 and prior to January 1, 1993 qualifies for the federal income tax credit for producing nonconventional fuels. This tax credit for 2002 was approximately $1.10 per MMBtu. This credit, calculated based on the unitholder's pro rata share of qualifying production, may not reduce the unitholder's regular tax liability (after the foreign tax credit and certain other nonrefundable credits) below his tentative minimum tax. Any part of the Section 29 credit not allowed for the tax year solely because of this limitation is subject to certain carryover provisions.

Congress has considered extending this credit beyond the December 31, 2002 expiration date, and the creation of similar new tax credits. Unless new legislation is passed, extending this credit on existing eligible production or allowing for credits on new production, there will be no further benefit on production past the year 2002.

*Other Regulation*

The petroleum industry is also subject to compliance with various other federal, state and local regulations and laws, including, but not limited to, regulations and laws relating to environmental protection, occupational safety, resource conservation and equal employment opportunity. XTO Energy has advised the trustee that it does not believe that compliance with these laws will have any material adverse effect upon the unitholders.

### Item 3. *Legal Proceedings*

Certain of the trust properties are involved in various lawsuits and certain governmental proceedings arising in the ordinary course of business. XTO Energy has advised the trustee that it does not believe that the ultimate resolution of these claims will have a material effect on trust annual distributable income, financial position or liquidity.

### Item 4. *Submission of Matters to a Vote of Security Holders*

No matters were submitted to a vote of unitholders during 2002.

## PART II

### Item 5. *Market for Units of the Trust and Related Security Holder Matters*

The section entitled "Units of Beneficial Interest" on page 1 of the trust's annual report to unitholders for the year ended December 31, 2002 is incorporated herein by reference.

### Item 6. *Selected Financial Data*

| | Year Ended December 31 | | | | |
|---|---|---|---|---|---|
| | 2002 | 2001 | 2000 | 1999 | 1998 |
| Net Profits Income | $ 9,049,271 | $14,389,316 | $11,660,510 | $ 6,691,336 | $ 7,079,632 |
| Distributable Income | 8,822,310 | 14,209,884 | 11,502,114 | 6,549,803 | 6,927,338 |
| Distributable Income per Unit | 1.470385 | 2.368314 | 1.917019 | 1.091635 | 1.154555 |
| Distributions per Unit | 1.470385 | 2.368314 | 1.917019 | 1.091635 | 1.154555 |
| Total Assets at Year-End | 27,805,823 | 29,747,914 | 31,806,794 | 33,919,338 | 36,554,480 |

### Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The "Trustee's Discussion and Analysis" of financial condition and results of operations for the three-year period ended December 31, 2002 on pages 6 through 8 of the trust's annual report to unitholders for the year ended December 31, 2002 is incorporated herein by reference.

#### Liquidity and Capital Resources

The trust's only cash requirement is the monthly distribution of its income to unitholders, which is funded by the monthly receipt of net profits income after payment of trust administration expenses. The trust is not liable for any production costs or liabilities attributable to the net profits interests. If at any time the trust receives net profits income in excess of the amount due, the trust is not obligated to return such overpayment, but future net profits income payable to the trust will be reduced by the overpayment, plus interest at the prime rate. The trust may borrow funds required to pay trust liabilities if fully repaid prior to further distributions to unitholders.

The trust does not have any transactions, arrangements or other relationships with unconsolidated entities or persons that could materially affect the trust's liquidity or the availability of capital resources.

#### Contractual Obligations and Commitments

The trust had no obligations and commitments to make future contractual payments as of December 31, 2002, other than the December distribution payable to unitholders in January 2003, as reflected in the statement of assets, liabilities and trust corpus. The trust has not guaranteed the debt of any other party, nor does the trust have any other arrangements or relationships with other entities that could potentially result in unconsolidated debt. Additionally, the trust has no off balance sheet financing arrangements.

#### Related Party Transactions

The underlying properties are currently owned by XTO Energy. As of March 3, 2003, XTO Energy owned 1,360,000, or 22.7%, of the 6,000,000 outstanding units. XTO Energy deducts an overhead charge from monthly net proceeds as reimbursement for costs associated with monitoring the 75% net profits interests. As of December 31, 2002, this monthly charge was $23,470 ($17,603 net to the trust) and is subject to annual adjustment based on an oil and gas industry index. For further information regarding the trust's relationship with XTO Energy, see Note 6 to Financial Statements in the trust's annual report to unitholders for the year ended December 31, 2002.

## Critical Accounting Policies

The financial statements of the trust are significantly affected by its basis of accounting and estimates related to its oil and gas properties and proved reserves, as summarized below.

### *Basis of Accounting*

The trust's financial statements are prepared on a modified cash basis, which is a comprehensive basis of accounting other than generally accepted accounting principles. This method of accounting is consistent with reporting of taxable income to trust unitholders. The most significant differences between the trust's financial statements and those prepared in accordance with generally accepted accounting principles are:

— Net profits income is recognized in the month received rather than accrued in the month of production.

— Expenses are recognized when paid rather than when incurred.

— Cash reserves may be established by the trustee for certain contingencies that would not be recorded under generally accepted accounting principles.

For further information regarding the trust's basis of accounting, see Note 2 to Financial Statements in the trust's annual report to unitholders for the year ended December 31, 2002.

All amounts included in the trust's financial statements are based on cash amounts received or disbursed, or on the carrying value of the net profits interests, which was derived from the historical cost of the interests at the date of their transfer from XTO Energy, less accumulated amortization to date. Accordingly, there are no fair value estimates included in the financial statements based on either exchange or non-exchange trade values.

### *Oil and Gas Reserves*

The trust's proved oil and gas reserves are estimated by independent petroleum engineers. Reserve engineering is a subjective process that is dependent upon the quality of available data and the interpretation thereof. Estimates by different engineers often vary, sometimes significantly. In addition, physical factors such as the results of drilling, testing and production subsequent to the date of an estimate, as well as economic factors such as changes in product prices, may justify revision of such estimates. Because proved reserves are required to be estimated using prices at the date of the evaluation, estimated reserve quantities can be significantly impacted by changes in product prices. Accordingly, oil and gas quantities ultimately recovered and the timing of production may be substantially different from original estimates.

The standardized measure of discounted future net cash flows and changes in such cash flows, as reported in Item 2 of the trust's Annual Report on Form 10-K, is prepared using assumptions required by the Financial Accounting Standards Board and the Securities and Exchange Commission. Such assumptions include using year-end oil and gas prices and year-end costs for estimated future development and production expenditures. Discounted future net cash flows are calculated using a 10% rate. Changes in any of these assumptions, including consideration of other factors, could have a significant impact on the standardized measure. Accordingly, the standardized measure does not represent XTO Energy's or the trustee's estimated current market value of proved reserves.

## Forward-Looking Statements

Certain information included in this annual report and other materials filed, or to be filed, by the trust with the Securities and Exchange Commission (as well as information included in oral statements or other written statements made or to be made by XTO Energy or the trustee) contain forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended, relating to the trust operations of the underlying properties and the oil and gas industry.

Such forward-looking statements may concern, among other things, development activities, maintenance projects, development, production and other costs, oil and gas prices, pricing differentials, proved reserves, production levels, litigation, regulatory matters and competition. Such forward-looking statements are based on XTO Energy's current plans, expectations, assumptions, projections and estimates and are identified by words such as "expects," "intends," "plans," "projects," "anticipates," "predicts," "believes," "goals," "estimates," "should," "could," and similar words that convey the uncertainty of future events. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual results may differ materially from expectations, estimates or assumptions expressed in, implied in, or forecasted in such forward-looking statements. Some of the risk factors that could cause actual results to differ materially are discussed below.

*Oil and Gas Price Fluctuations.* The trust's monthly cash distributions are highly dependent upon the prices realized from the sale of gas and, to a lesser extent, oil. Oil and gas prices can fluctuate widely on a month-to-month basis in response to a variety of factors that are beyond the control of the trust and XTO Energy. Factors that contribute to price fluctuations include instability in oil-producing regions, worldwide economic conditions, weather conditions, the supply and price of foreign oil and gas, consumer demand, and the price and availability of alternative fuels. Moreover, government regulations, such as regulation of natural gas transportation and price controls, can affect product prices in the long term. Lower oil and gas prices may reduce the amount of oil and gas that is economic to produce and will reduce net profits available to the trust. The volatility of energy prices reduces the predictability of future cash distributions to trust unitholders.

*Increased Production and Development Costs.* Production and development costs on the 75% net profits interests properties are deducted in the calculation of the trust's share of net proceeds. Accordingly, higher or lower production and development costs, without concurrent increases in revenue, will directly decrease or increase the amount received by the trust for its 75% net profits interests. If development and production costs of the 75% net profits interests located in a particular state exceed the production proceeds from the properties, the trust will not receive net proceeds for those properties until future proceeds from production in that state exceed the total of the excess costs plus accrued interest during the deficit period. Development activities may not generate sufficient additional revenue to repay the costs.

*Reserve Estimates.* Estimating reserves is inherently uncertain. Petroleum engineers consider many factors and make assumptions in estimating reserves and future net cash flows. Lower oil and gas prices generally cause lower estimates of proved reserves. Ultimately, actual production, revenues and expenditures for the underlying properties will vary from estimates and those variations could be material. The trust's reserve quantities are based on estimates of reserves for the underlying properties. The method of allocating a portion of those reserves to the trust is complicated because the trust holds an interest in net profits and does not own a specific percentage of the oil and gas reserves.

*Operating Risks.* The occurrence of drilling, production or transportation accidents at any of the underlying working interest properties will reduce trust distributions by the amount of uninsured costs. These accidents may result in personal injuries, property damage, damage to productive formations or equipment and environmental damages. Any uninsured costs would be deducted as production costs in calculating net proceeds payable to the trust.

*No Control Over the Operation or Development of Underlying Properties.* Because XTO Energy does not operate most of the underlying properties, it is unable to significantly influence the operations or future development of the underlying properties. Neither the trustee nor the trust unitholders can influence or control the operation or future development of the underlying properties. The current operators of the underlying properties are under no obligation to continue operating the properties. Neither the trustee nor trust unitholders have the right to replace an operator.

*Trust's Assets are Depleting Assets.* The net proceeds payable to the trust are derived from the sale of depleting assets. Accordingly, the portion of the distributions to trust unitholders attributable to depletion may be considered a return of capital. The reduction in proved reserve quantities is a common measure of the depletion. Future maintenance and development projects on the underlying properties will affect the quantity of proved reserves. The timing and size of these projects will depend on the market prices of oil and gas. If operators of the properties do not implement additional maintenance and development projects, the future rate of production decline of proved reserves may be higher than the rate currently expected by XTO Energy.

Item 7a. *Quantitative and Qualitative Disclosures about Market Risk*

The only assets of and sources of income to the trust are the net profits interests, which generally entitle the trust to receive a share of the net profits from oil and gas production from the underlying properties. Consequently, the trust is exposed to market risk from fluctuations in oil and gas prices. The trust is a passive entity and, other than the trust's ability to periodically borrow money as necessary to pay expenses, liabilities and obligations of the trust that cannot be paid out of cash held by the trust, the trust is prohibited from engaging in borrowing transactions. The amount of any such borrowings is unlikely to be material to the trust. In addition, the trustee is prohibited by the trust indenture from engaging in any business activity or causing the trust to enter into any investments other than investing cash on hand in specific short-term cash investments. Therefore, the trust cannot hold any derivative financial instruments. As a result of the limited nature of its borrowing and investing activities, the trust is not subject to any material interest rate market risk. Additionally, any gains or losses from any hedging activities conducted by XTO Energy are specifically excluded from the calculation of net proceeds due the trust under the forms of the conveyances. The trust does not engage in transactions in foreign currencies which could expose the trust to any foreign currency related market risk.

Item 8. *Financial Statements and Supplementary Data*

The financial statements of the trust and the notes thereto, together with the related reports of KPMG LLP dated March 14, 2003 and Arthur Andersen LLP dated March 19, 2002, appearing on pages 9 through 12 of the trust's annual report to unitholders for the year ended December 31, 2002 are incorporated herein by reference.

Item 9. *Changes in and Disagreements with Accountants on Accounting and Financial Disclosure*

On June 25, 2002, the trustee appointed KPMG LLP as independent auditors for fiscal year 2002 to replace Arthur Andersen LLP, effective with such appointment. Information regarding this change in independent auditors is included in the trust's current report on Form 8-K dated June 25, 2002.

There have been no other changes in accountants and there have been no disagreements with accountants on any matter of accounting principles or practices or financial statement disclosures during the two years ended December 31, 2002.

## PART III

**Item 10.** ***Directors and Executive Officers of the Registrant***

The trust has no directors or executive officers. The trustee is a corporate trustee which may be removed, with or without cause, by the affirmative vote of the holders of a majority of all the units then outstanding.

Section 16(a) of the Securities Exchange Act of 1934 requires that beneficial owners of more than 10% of the registrant's equity securities file initial reports of beneficial ownership and reports of changes in beneficial ownership with the Securities and Exchange Commission and the New York Stock Exchange. Copies of the reports must be provided to the trust. To the trustee's knowledge, based solely on the information furnished to the trust, the trust is unaware of any person that failed to file on a timely basis reports required by Section 16(a) filing requirements with respect to the trust units of beneficial interest during and for the year ended December 31, 2002.

**Item 11.** ***Executive Compensation***

The trustee received the following annual compensation from 2000 through 2002 as specified in the trust indenture:

| Name and Principal Position | Year | Other Annual Compensation (1) |
|---|---|---|
| Bank of America, N.A., Trustee | 2002 | $4,525 |
| | 2001 | 7,195 |
| | 2000 | 5,830 |

(1) Under the trust indenture, the trustee is entitled to an administrative fee of: (i) 1/20 of 1% of the first $100 million of the annual gross revenue of the trust, and 1/30 of 1% of the annual gross revenue of the trust in excess of $100 million, and (ii) trustee's standard hourly rates for time in excess of 300 hours annually.

**Item 12.** ***Security Ownership of Certain Beneficial Owners and Management***

The trust has no equity compensation plans.

(a) *Security Ownership of Certain Beneficial Owners.* The following table sets forth as of March 3, 2003 information with respect to each person known to the trustee to beneficially own more than 5% of the outstanding units of the trust:

| Name and Address | Amount and Nature of Beneficial Ownership | Percent of Class |
|---|---|---|
| XTO Energy Inc.<br>810 Houston Street<br>Fort Worth, TX 76102 | 1,360,000 units (1) | 22.7% |

(1) XTO Energy has the sole power to vote and dispose of these units.

(b) *Security Ownership of Management.* The trust has no directors or executive officers. As of February 26, 2003, Bank of America, N.A. owned, in various fiduciary capacities, 80,760 units with a shared right to vote 46,088 of these units and no right to vote 34,672 of these units. Bank of America, N.A. disclaims any beneficial interests in these units. The number of units reflected in this paragraph includes units held by all branches of Bank of America, N.A.

(c) *Changes in Control.* The trustee knows of no arrangements which may subsequently result in a change in control of the trust.

Item 13. *Certain Relationships and Related Transactions*

In computing net profits income paid to the trust for the 75% net profits interests, XTO Energy deducts an overhead charge as reimbursement for costs associated with monitoring these interests. This charge at December 31, 2002 was $23,470 per month, or $281,640 annually (net to the trust of $17,603 per month or $211,236 annually), and is subject to annual adjustment based on an oil and gas industry index.

See Item 11 for the remuneration received by the trustee from 2000 through 2002 and Item 12(b) for information concerning units owned by the trustee, Bank of America, N.A., in various fiduciary capacities.

Item 14. *Controls and Procedures*

Within the 90 days prior to the date of this report, the trustee carried out an evaluation of the effectiveness of the design and operation of the trust's disclosure controls and procedures pursuant to Exchange Act Rule 13a-14. Based upon that evaluation, the trustee concluded that the trust's disclosure controls and procedures are effective in timely alerting the trustee to material information relating to the trust required to be included in the trust's periodic filings with the Securities and Exchange Commission. In its evaluation of disclosure controls and procedures, the trustee has relied, to the extent considered reasonable, on information provided by XTO Energy. No significant changes in the trust's internal controls or other factors that could affect these controls have occurred subsequent to the date of such evaluation.

## PART IV

Item 15. *Exhibits, Financial Statement Schedules and Reports on Form 8-K*

(a) The following documents are filed as a part of this report:

1. *Financial Statements (incorporated by reference in Item 8 of this report)*

   Independent Auditors' Reports
   Statements of Assets, Liabilities and Trust Corpus at December 31, 2002 and 2001
   Statements of Distributable Income for the years ended December 31, 2002, 2001 and 2000
   Statements of Changes in Trust Corpus for the years ended December 31, 2002, 2001 and 2000
   Notes to Financial Statements

2. *Financial Statement Schedules*

   Financial statement schedules are omitted because of the absence of conditions under which they are required or because the required information is given in the financial statements or notes thereto.

3. *Exhibits*

(4)(a) Cross Timbers Royalty Trust Indenture amended and restated on January 13, 1992 by NationsBank, N.A. (now Bank of America, N.A.), as trustee, heretofore filed as Exhibit 3.1 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(b) Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 90%—Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy Inc.) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated February 12, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.1 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(c) Correction to Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 90%—Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy Inc.) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated September 23, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.2 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(d) Net Overriding Royalty Conveyance (Cross Timbers Royalty Trust, 75%—Texas) from South Timbers Limited Partnership, West Timbers Limited Partnership, North Timbers Limited Partnership, East Timbers Limited Partnership, Hickory Timbers Limited Partnership, and Cross Timbers Partners, L.P. (predecessors of XTO Energy Inc.) to NCNB Texas National Bank (now Bank of America, N.A.), as trustee, dated February 12, 1991 (without Schedules A and B), heretofore filed as Exhibit 10.5 to the trust's Registration Statement No. 33-44385 filed with the Securities and Exchange Commission on February 19, 1992, is incorporated herein by reference.

(13) Cross Timbers Royalty Trust annual report to unitholders for the year ended December 31, 2002

(23.1) Consent of KPMG LLP

(23.2) Notice Regarding Consent of Arthur Andersen LLP

(23.3) Consent of Miller and Lents, Ltd.

(99.1) Trustee Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

Copies of the above Exhibits are available to any unitholder, at the actual cost of reproduction, upon written request to the trustee, Bank of America, N.A., P.O. Box 830650, Dallas, Texas 75283-0650.

(b) Reports on Form 8-K

During the last quarter of the trust's fiscal year ended December 31, 2002, there were no reports filed on Form 8-K by the trust with the Securities and Exchange Commission.

## SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned thereunto duly authorized.

CROSS TIMBERS ROYALTY TRUST
By BANK OF AMERICA, N.A., TRUSTEE

By: /s/ NANCY G. WILLIS
Nancy G. Willis
Assistant Vice President

XTO ENERGY INC.

Date: March 31, 2003

By: /s/ LOUIS G. BALDWIN
Louis G. Baldwin
Executive Vice President and
Chief Financial Officer

(The trust has no directors or executive officers.)

## CERTIFICATIONS

I, Nancy G. Willis, certify that:

1. I have reviewed this Annual Report on Form 10-K of Cross Timbers Royalty Trust, for which Bank of America, N.A. acts as Trustee;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, distributable income and changes in trust corpus of the registrant as of, and for, the periods presented in this annual report;

4. I am responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14), or for causing such procedures to be established and maintained, for the registrant and I have:

   a) designed such disclosure controls and procedures, or caused such controls and procedures to be designed, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to me by others within those entities, particularly during the period in which this annual report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

   c) presented in this annual report my conclusions about the effectiveness of the disclosure controls and procedures based on my evaluation as of the Evaluation Date;

5. I have disclosed, based on my most recent evaluation, to the registrant's auditors:

   a) all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

   b) any fraud, whether or not material, that involves persons who have a significant role in the registrant's internal controls; and

6. I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of my most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

In giving the certifications in paragraphs 4, 5 and 6 above, I have relied to the extent I consider reasonable on information provided to me by XTO Energy Inc.

Date: March 31, 2003

By: /s/ NANCY G. WILLIS

Nancy G. Willis
Assistant Vice President
Bank of America, N.A.

# CROSS TIMBERS ROYALTY TRUST

901 Main Street, 17th Floor
P.O. Box 830650
Dallas, Texas 75283-0650
(877) 228-5084
Bank of America, N.A., Trustee

A copy of the Cross Timbers Royalty Trust Form 10-K has been provided with this Annual Report. Additional copies of this Annual Report and Form 10-K will be provided to unitholders without charge upon request. Copies of exhibits to the Form 10-K may be obtained upon request.

## □ Web Site
www.crosstimberstrust.com

## □ Auditors
KPMG LLP
Dallas, Texas

## □ Legal Counsel
Thompson & Knight L.L.P.
Dallas, Texas

## □ Tax Counsel
Winstead Sechrest & Minick P.C.
Houston, Texas

## □ Transfer Agent and Registrar
Mellon Investor Services, L.L.C.
Dallas, Texas
www.melloninvestor.com


CROSS TIMBERS ROYALTY TRUST

901 Main Street, 17th Floor, P.O. Box 830650, Dallas, Texas 75283-0650

(877) 228-5084

Bank of America, N.A., Trustee